Exhibit 99.1

Southeast Asia’s Gold Production Company

First Quarter Report 2012

OLYMPUS PACIFIC MINERALS INC

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012
(UNAUDITED)

SUITE 500 – 10 KING STREET EAST TORONTO, ONTARIO CANADA, M5C 1C3
Olympus Pacific Minerals Inc

Interim Management Discussion and Analysis (“MD&A”)

As at May 15, 2012

The following Management Discussion and Analysis, which has been prepared for the three months ended March 31, 2012, of the financial results of Olympus Pacific Minerals Inc (the “Company” or “Olympus”) for the three month period ended March 31, 2012 should be read in conjunction with the unaudited interim consolidated financial statements and related notes that follow, prepared in accordance with International Financial Reporting Standards (“IFRS”). This discussion covers the three month period ended March 31, 2012 and the subsequent period to May 15, 2012. This MD&A should be read in conjunction with the annual MD&A and annual audited consolidated financial statements and the notes for the three years ended December 31, 2011 and the related MD&A included in the Company’s annual report. The financial year-end of the company was changed from December 31 to June 30 and the transition period will be the six months ended June 30, 2012. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.sec.gov/edgar as well as on the Company’s web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM, on the Australian Securities Exchange under the symbol OYM and on the OTCQX in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in United States dollars unless otherwise indicated.

Olympus Pacific Minerals
Company Background

Olympus Pacific Minerals Inc is a Canadian company with international operations involved in the exploration, development and mining of mineral properties in Southeast Asia, with a focus in Vietnam, Malaysia and the Philippines.  The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines and processing facilities to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on four multi-project properties, two located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property, one located in Malaysia - the Bau Gold project, and one located in the Northern Philippines - the Capcapo Gold Property.

Southeast Asia Regional Map

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below:

Bong Mieu Gold Project (80%) - Vietnam

Bong Mieu hosts the following producing gold mines: Bong Mieu Central (VN220) which contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006; Bong Mieu Underground (VN230), in commercial production since the second quarter of 2009; and Bong Mieu also hosts other target exploration sites including Bong Mieu East (VN240) and a number of other surface showings. It is being actively explored for additional resources.

Phuoc Son Gold Project (85%) - Vietnam

Phuoc Son hosts the high-grade gold deposit (Dak Sa).  The Bai Dat Underground mine (VN320) at Dak Sa contains proven and probable reserves and was brought into commercial production on October 1, 2009.  Phuoc Son ore was temporarily processed at the Bong Mieu plant until December 31, 2010.  The new Phuoc Son plant was commissioned in June 2011 and has been commercially producing from July 1, 2011.  The Phuoc Son property contains multiple gold mineralization zones that are being actively explored for additional resources.

North Borneo Gold – Bau Gold Project (83.25%) – Malaysia

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly prospective ground within the historic Bau Gold Project in Sarawak, East Malaysia.  The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.

The Company has agreed to acquire a further 10.3 percent from the local Malaysian joint venture partner in three remaining tranches, with final completion in January 2014 which will bring the Company’s effective interest to 93.55%.

Olympus Pacific Minerals

Capcapo Gold Property - Philippines

Olympus, in consortium with a Philippine company (in the process of incorporation) controlled by Philippines nationals, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws, upon completing specified expenditures on the property.  The Company entered into a formal joint venture operating agreement with its partner on September 30, 2011.

Binh Dinh NZ Gold Company – Tien Thuan Gold Project (75%) – Vietnam

The Tien Thuan Gold Project covers about 100 km2 of hilly terrain, encompassing numerous hard rock and alluvial gold occurrences within and peripheral to a large, multiphase intrusive complex of predominantly granitic composition.  Quartz veins extend over 15 km of strike.  Two discrete intrusive complexes featuring vein and disseminated molybdenum mineralization have been discovered.  Geological mapping has revealed outcropping features that are broadly consistent with economically productive circum-pacific porphyry (copper-molybdenum-gold-silver) deposits.  Exploration is in progress.

GR Enmore Gold Project - New South Wales, Australia

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licenses covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Company Strategy

The Company’s 2012 goals, in line with its strategy, are focused on the following:

•	Increasing gold reserves and resources and improving existing resource classifications;

•	Completing a feasibility study and forward plan for the Bau Gold Project;

•	Achieving enhanced cash flows from operating subsidiaries through cost control and minimizing exposure to direct and indirect taxes; and

•	Improving its processing plants to maximize gold production.

Specific goals and the 2012 outlook for each of the subsidiaries are discussed in the operations sections in this MD&A.

Olympus Pacific Minerals

The Business Environment

Six critical business factors impact the Company performance:

1. Mineral Reserves and Resources

The mineral reserves and resources are the foundation of the Company’s business. They have a direct impact on feasibility and scoping studies and the value of our Company. The mineral reserves and resources also dictate how much ore the Company can produce, and for how many years it can be produced. The grade of ore mined can vary from year to year. This has a significant impact on the volume of metal sold, and on the Company’s financial results.

2. Gold Price

The price received for the gold produced and sold has a direct impact on Company profitability. The price of gold also has a direct bearing on feasibility studies that the Company has or may complete in the future, increasing or decreasing the potential rate of return on a project.  The price of gold may also have a bearing on the Company’s ability to access capital to explore or develop.

3. Licensing

In order to explore, develop or conduct mining operations in the jurisdictions in which it operates, the Company must comply with all applicable local regulation and laws relating to the establishment or creation of an entity authorized to conduct business in the local jurisdiction and the obtaining of all required permits, licenses and certificates. Without complying with all applicable laws and regulations, the Company could not conduct its activities.  For more information on licenses, please refer to the key license schedule on page 12.

4. Cost Changes

A changing cost and taxation environment has a direct impact on financial results of the Company.  It also impacts the results of feasibility studies making a project more or less attractive to develop in the future.  Capital costs for most projects worldwide have increased substantially due to the higher costs of mining related equipment and consumables the price of which is mostly determined by global demand and supply. For example, the Vietnamese government, as recently as 2010, has increased royalties on gold production.

5. Exchange Rates

Company revenue is exclusively denominated in US dollars, but because the Company operates in Southeast  Asia, costs are in several different currencies. The Company is most affected by changes in the exchange rates between the Canadian dollar, US dollar, Australian dollar, Malaysian ringgit, the Vietnamese dong and the Philippines peso.  As the Company’s cash is mostly held in US dollars, future changes in the relationship between the US dollar and other currencies can have a direct impact on funds available for future spending.

6. Human Resources

People are critical to the Company’s success. In 2012 the Company will continue to enhance its Human Resource Management in terms of: teamwork; employment relations; organization design and development; the transferring of skills from expatriate employees to appropriately trained local employees; talent acquisition; and the retention, training and development of key people to maximize their contribution to the achievement of the Company’s goals.

Olympus Pacific Minerals

Global Reserves & Resources

The Company’s estimated Global Reserves and Resources at March 31, 2012 are summarized in the table below (shown after depletion by mining production up to the end of the period).  Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found on the Company’s filings at www.sedar.com.

RESERVES		As at March 31, 2012
Property	Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Gold Property (1)
NI43-101	Proven	0	-	0
	Probable	111,656	2.06	7,385
	Total P&P	111,656	2.06	7,385
Phuoc Son Gold Property (2)
NI43-101	Proven	171,984	6.94	38,353
	Probable	559,020	5.78	103,842
	Total P&P	731,004	6.05	142,195
RESOURCES	(Measured & Indicated Resources Include Proven and Probable Reserves)
Bong Mieu Gold Property (3)
NI43-101	Measured	1,037,660	1.95	65,038
	Indicated	2,497,314	1.47	117,801
	Total M&I	3,534,974	1.61	182,839
	Inferred	4,951,920	1.39	221,306
Ancillary Metal Credits	Measured			37,908
(See Note 7 Below)	Indicated			69,793
	Total M&I credits			107,701
	Inferred			97,779
	Measured	24,200	5.00	3,890
Historic Estimate	Indicated	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792
Phuoc Son Gold Property (4)
NI43-101	Measured	120,234	9.73	37,601
	Indicated	420,415	9.15	123,693
	Total M&I	540,649	9.28	161,294
	Inferred	2,456,269	5.97	471,223
Tien Thuan Gold Property (5)
NI43-101	n/a	Not disclosed - See Note (5) below.

Bau Gold Property (6)
NI43-101	Measured	3,425,000	1.44	158,500
	Indicated	13,633,000	1.72	755,000
	Total M&I	17,058,000	1.67	913,500
	Inferred	50,062,000	1.31	2,108,100

Global Totals:		As at March 31, 2012
RESERVES
NI43-101	Proven	171,984	6.94	38,353
	Probable	670,676	5.16	111,227
	Total P&P	842,660	5.52	149,579
RESOURCES
NI43-101	Measured	4,582,894	2.03	299,047
	Indicated	16,550,730	2.00	1,066,287
	Total M&I	21,133,623	2.01	1,365,334
	Inferred	57,470,189	1.57	2,898,408
Historic Estimate	Measured	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792
Notes to reserves and resources table

(1) Bong Mieu Reserve Estimate
Bong Mieu reserves were estimated by Olympus in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIMM”) definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. A copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and reserve impairments up to end of Q1 2012 are as noted below:

1.1 Ho Gan Deposit
Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.
No new reserves were developed during Q1 2012. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during Q1 2012 from the reserve remaining at Q4 2011 The tonnage mined during Q1 2012 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).

2.2 Ho Ray-Thac Trang Deposit: No reserves have yet been estimated.

2.3 Nui Kem Deposit: No reserves have yet been estimated.

(2) Phuoc Son (Dak Sa) Reserve Estimate
Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with NI 43-101 and CIMM definitions & standards. This estimate was independently audited by TMC/SA in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”(March 2008), is within the Company’s filings at www.sedar.com. Deposit notes and Q1 2012 reserve impairments are as noted below:

2.1 Bai Dat Sector
During Q1 2012, mining of Bai Dat deposit continued down to sub-level 5A. No new reserves were developed during Q1 2012. Accordingly, the remaining reserves were determined by deducting the ore mined during Q1 2012 from the Q4 2011 reserve. The ore mined was determined by underground survey, reconciled with the official milled tonnage (by weightometer). The  Bai Dat reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.

2.2 Bai Go Sector
During Q1 2012, underground access to the Bai Go ore body was developed and mining commenced. No new (NI 43-101 status) reserves were developed. Accordingly, the Bai Go Q1 2012 reserve was determined by deducting the ore mined during Q1 2012 from the Q4 2011 reserve. The ore mined was determined by underground survey, reconciled with milled tonnage (by weightometer). The March 2008 reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 80.00 g/t Au.

(3) Bong Mieu Resource Estimate
Bong Mieu resources were initially estimated by Olympus (in accordance with NI 43-101 and CIMM definitions & standards) and independently audited/updated by Watts Griffis and McOuat (“WGM”) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by TMC/SA (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in April 2009. Copies of these reports can be found within the Company’s filings at www.sedar.com. Deposit notes and Q4 2011 resource impairments are as noted below:

3.1 Bong Mieu Central (Ho Gan) Deposit
During Q1 2012, mining was conducted, but no new (NI 43-101 status) resources were estimated. The Q1 2012 resource was therefore estimated by deducting the tonnage mined from the resource model during Q1 2012 from the resource remaining at end of Q4 2011. Mining conducted outside of the resource model is excluded from this calculation.

3.2 Bong Mieu East (Ho Ray-Thac Trang) Deposit
During Q1 2012, no mining was conducted. A new internal (NI 43-101/CIMM status) block model resource estimate (Bong Mieu-East Mineral Resource Update, March, 2011) is the basis for the Q1 2012 resource statement. This estimate incorporated upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively. The previous estimate was from an April 2009 independent review by TMC/SA (refer above), which incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI 43-101 and CIMM standard estimates/audits.

3.3 Bong Mieu South (Nui Kem) Deposit
The Nui Kem underground resource is an Historic estimate; being an independent estimate by Continental Resource Management Pty Ltd (CRM) in 1993. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by WGM in 1997 and again in 2007 by TMC/SA (refer above).

Olympus Pacific Minerals

Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI 43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as a historical resource.

During Q1 2012, Olympus continued mining production from trial stoping and underground exploration developments. The historic resource has not been impaired by this production because the production to date is small and predominantly external to the CRM resource boundaries. Depth considerations effectively preclude resource drilling from surface, but it is anticipated sufficient data will become available from underground drilling and exploratory headings to enable a new NI 43-101 compliant estimate to be prepared, which will allow an application for an extended mining license.

(4) Phuoc Son (Dak Sa) Resource Estimate
Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with NI 43-101 and CIMM definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, copy of which can be found in the Company’s filings at www.sedar.com. A prior independent review (by WGM) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Current resources include an in-house estimate of additional resources conducted in May 2010. Deposit notes and Q1 2012 resource impairments are as noted below:

4.1 Dak Sa South (Bai Dat) Deposit
During Q1 2012, mining of the Bai Dat deposit continued, but no additional (NI 43-101 status) resources were defined. Accordingly, the Q1 2012 resource (which includes reserves) was determined by deducting Q1 2012 mining depletion from the resource remaining at end of Q4 2011. The Dak Sa South estimate (refer above) employed  an upper grade cutoff of 100.00 g/t Au, with no lowercut.

4.2 Dak Sa North (Bai Go) Deposit
During Q1 2012, underground access to the Baii Go ore body was developed and mining commenced. No new (NI 43-101 status) resources were developed. Accordingly, the Bai Go Q1 2012 resource was determined by deducting the ore mined during Q1 2012 from the Q4 2011 resource. The ore mined was determined by underground survey, reconciled with milled tonnage (by weightometer). The Dak Sa North resource estimate employed an upper grade cutoff of 80.00 g/t Au, with no lower grade cutoff.

(5) Tien Thuan Resource Estimate
No Tien Thuan resource is disclosed as of Q1 2012 because no NI 43-101 status resource estimate has yet been made.  An historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI 43-101 compliant.

(6) Bau Resource Estimate
No mining was conducted at the Bau Gold Project during Q1 2012. Current Bau resources are pursuant to an independent estimate conducted by TMC/SA, dated February 28, 2012. This estimate employed lower grade-cutoffs of 0.50 g/t Au and 2.00g/t  Au respectively for near surface (open-pit) and deeper (u/g) deposits.  Upper cutoffs ranged from 3.3 g/t Au in respect of tailings and from  6.47 g/t Au to 33.13 g/t Au in respect of other deposits, depending upon grade statistics for each deposit.  This estimate supercedes an earlier estimate by the same consultants dated June 15, 2010.

A prior estimate (of partial Bau resources) was completed in November 2008 by Ashby Consultants Ltd (ACL) of New Zealand. The ACL estimate (conducted in accordance with JORC standards) is superseded by the TMC/SA estimate, which was conducted in accordance with NI 43-101 and CIMM definitions & standards. A copy of the 2010 TMC/SA technical report in respect of the Bau resource estimate may be viewed within the Company’s filings at www.sedar.com.

Ongoing Bau project resource drilling is  expected to enable a further resource update later in 2012.

(7) Ancillary Metals
The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$430/MTU and gold value of US$1,650/oz . Other metals, such as silver, copper, lead, zinc and fluorine, have not been included in the Q1 2012 estimate because they are of insignificant value or uneconomic to recover.

(8) SEC Note
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

CAUTIONARY NOTE TO U.S. INVESTORS
CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES
This section uses the term “indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS
CONCERNING ESTIMATES OF INFERRED RESOURCES
This section uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

Olympus Pacific Minerals

Key Licenses

The following is a summary of key license areas at March 31, 2012:

Company	Licenses Granted- Area	Renewal License Applications-Area	New License Applications Area
Bong Mieu Gold Mining Company
Investment Certificate	3,000.0 Ha	-	-
Exploration Licenses	-	1,850.0 Ha	-
Mining Licenses	358.0 Ha	-	-

Phuoc Son Gold Company
Investment Certificate	7,000.0 Ha	-	-
Exploration Licenses	-	2,800.0 Ha*
Mining Licenses	7.95 Ha

North Borneo Gold
Mining Licenses	799.9 Ha	48.2 Ha	651.7 Ha
Mining Certificates	1,694.9 Ha	12,150.0 Ha	-
Exploration Prospecting Licenses	-	28,715.5 Ha	2,031.0 Ha
General Prospecting Licenses	-	35,808.4 Ha	77,500.0 Ha

Binh Dinh NZ Gold Company
Investment Certificate	6,480.0 Ha	-	-

*A new license application has been submitted for renewal of the license area.

Production Plant Output Results

Statistical Results from the Plants:

	Q1 2012	Q2 2012	YTD 2012	YTD 2011	12 Months to December 31, 2011
Tonnes of ore milled	71,543		71,543	37,163	236,281
Grade (g/t Au)	6.20		6.20	4.33	6.57
Mill recoveries (percent)	88		88	75	87
Gold produced (ounces)	12,523		12,523	3,868	42,868
Gold poured (ounces)	13,570		13,570	3,868	41,061
Gold sales (ounces)	16,500		16,500	4,935	29,249

Production is planned to be lower in the first half of the year and remains on target to reach the Company  targeted annual production of between 60,000 and 70,000 ounces of gold for the 2012 calendar year.

Process Plants – Operating Results for the Combined Projects for the three months ended March 31, 2012:

	Bong Mieu Central (Ho Gan)	Bong Mieu Underground (Nui Kem)	Combined Bong Mieu Properties	Phuoc Son Underground (Bai Dat)	YTD 3 Months to March 31, 2012	YTD 3 Months to March 31, 2011
	VN220 & VN250	VN230		VN320
	2012 ($)	2012 ($)	2012 ($)	2012 ($)	$	$
Gold sales *	3,777,834	1,010,995	4,788,829	23,038,421	27,827,250	6,749,680
Cost of sales *	2,770,249	1,164,348	3,934,597	8,723,515	12,658,112	4,786,574
Amortization	293,075	731,527	1,024,602	4,245,839	5,270,441	1,087,473
Royalties	133,885	14,774	148,659	3,246,513	3,395,172	260,453
Cash operating cost per ounce	1,237	1,944	1,386	639	767	970
•	will exclude future Bai Go sales and cost of sales for the period during which the project is still in development phase (these will be capitalized to project development).

During the first quarter 2012, Ho Gan (VN220 & VN250) accounted for 16% of the total gold production, Nui Kem (VN230) accounted for 7%, Bai Dat (VN320) accounted for 71% and Bai Go (VN330) accounted for 6%. Mill recovery for Ho Gan and Nui Kem was 69% and 79%, respectively. Mill recovery for Bai Dat and Bai Go was 94% for both projects.

As part of treasury management, gold bullion is now being held rather than sold immediately.  At March 31, 2012, 2,830 oz of gold bullion and 2,903 oz of gold doré bars were on hand.  Gold bullion can be sold and cash transferred within three business days.

Results of our exploration, development, and production activities

Bong Mieu Gold Mining Company Limited

Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts the producing Bong Mieu Central (VN220) and Underground (VN230) gold mines. The Bong Mieu Central Gold Mine (VN220) contains proven and probable reserves and has been in commercial production since 2006. The Bong Mieu Underground Deposit (VN230) is located one kilometer from the Bong Mieu Central Gold Mine (VN220).  The Bong Mieu Underground Mine (Nui Kem VN230) is being explored and developed.  It was placed into commercial production in the second quarter of 2009 following completion of the Bong Mieu plant upgrade.  Exploration to date has demonstrated additional geological potential in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings requiring further work and evaluation.  The Company intends to dedicate further exploration efforts towards defining and expanding the resource.

Structure

Olympus Pacific Minerals Inc, through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights to the Bong Mieu Gold Property. The other 20 percent of BM is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met.  The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam from Bong Mieu.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following table provides key information for the Bong Mieu property:

	3 Months Ended March 31, 2012	3 Months Ended March 31, 2011	12 Months ended December 31, 2011
Net deferred exploration and development at March 31	$16,817,115	$13,508,880	$16,485,035
Property, plant, and equipment at March 31	$3,995,754	$5,722,371	$4,094,731
Spending on exploration and development activities	$898,397	$760,878	$4,454,018
Expenditure on property, plant, and equipment *	$261,851	$513,889	$926,252

* This includes advances on property, plant and equipment

Olympus Pacific Minerals

Reserves and Resources

Please refer to page 8 for a summary of Bong Mieu Gold Property mineral reserve and resource estimates as at March 31, 2012.

Exploration

Bong Mieu General Exploration (VN210)
No field work was performed during the first quarter 2012.

The Company is providing industry assistance for a three-year research project entitled “Ore Deposits of SE Asia” and participation in the project is ongoing. Both projects are run by the University of Tasmania (UTAS) Centre of Excellence in Ore Deposit (CODES) in which mineral industry sponsors help to fund the research. The Company will derive the benefit of research results that are normally beyond the reach of an individual exploration company.

A new exploration license application will be prepared to cover the balance of the investment certificate area (i.e. the area not covered by new VN230 & VN240 ELAs). This intended approach is to be reviewed during the second quarter of 2012 after PM Decision No 02/CT-TTg (dated 9/1/2012) is enacted into law.

Ho Gan Exploration (VN220)
Gold-arsenic soil geochemical anomalies delineated last quarter were evaluated, but no drilling was  conducted during the current quarter.

Underground exploration of the Ho Gan vein continued to the South and Southeast warranting further examination. As of March 31, 2012, a vein of minable width & grade extended beyond current development limits.

Underground exploration of the Ho Gan Vein will continue from south and southeasterly headings during the second quarter 2012. This may later be augmented by close-spaced drilling designed to generate a JORC/NI 43-101 resource.

Nui Kem Exploration (VN230)

Results from prior surface drilling in Nui Kem-East sector revealed resource potential within both main and upper veins.

Underground exploration of the Nui Kem upper vein continued on two levels during the first quarter.

At end of the quarter, a long-term integrated surface/underground exploration program was under preparation.

Underground exploration of the upper vein along both strike directions will continue during the second quarter 2012. A long-term drilling/exploration program will be implemented in 2012.

Bong Mieu East Exploration (VN240)
During the first quarter, the Ho Ray geological model and resource were upgraded based on prior (Q4 2011) infill drilling results. The Council for Mineral Reserve Evaluation (“CMRE”) reserve report was completed during the first quarter 2012. Towards the end of March 2012, a Ho Ray reserve estimation report (Vietnamese version) was passed to the Council for Mineral Reserve Evaluation (CMRE) for technical review and audit.  The official defending session is expected to be held in the second quarter 2012.

Mine Planning and Environmental Impact Assessment report compilation and feasibility studies are ongoing in support of the proposed Ho Ray mining license application, which is expected to be completed and ready for lodgment during the second quarter 2012.

A Ho Ray Thac Trang exploration license application also  will be prepared for lodgement in the second quarter, after PM Decision No 02/CT-TTg (dated 9/1/2012) is enacted into law.

Production and Operating Statistical Results

Combined Production on Bong Mieu Gold Property Projects:
Bong Mieu Central (VN220/VN250) and Bong Mieu Underground (VN230) Deposits
	Q1 2012	Q2 2012	YTD, 2012	YTD, 2011	12 Months to December 31, 2011
Tonnes of ore milled	42,182		42,182	36,667	148,753
Grade (g/t Au)	2.86		2.86	4.22	3.69
Mill recoveries (percent)	72		72	74	74
Gold produced (ounces)	2,771		2,771	3,706	13,142
Gold poured (ounces)	2,650		2,650	3,706	13,090
Gold sales (ounces)	2,839		2,839	2,569	9,826

The plant milled 42,182 tonnes at 2.86g/t Au comprising 24,456 tonnes at 2.26g/t Au of Ho Gan pit ore, 8,484 tonnes at 3.91g/t Au of Ho Gan underground ore and 9,242 tonnes at 3.49g/t Au of Nui Kem ore.

Ho Gan pit, Ho Gan underground and Nui Kem account for 40%, 30% and 30%, respectively, of the 2,771 gold ounces total production from the Bong Mieu Gold Property. Gold production for the quarter is 23% higher compared to the previous quarter due to an increase in the feed tonnage and grade, finer grind of ore and increase in leaching time attained by using the newly-installed tanks. Mill recovery for Ho Gan and Nui Kem is 69% and 79%, respectively.

Bong Mieu plant upgrade project construction is 40% completed. Four of the seven carbon-in-leach tanks are installed, two of which were operational by the end of the first quarter 2012. Piping is 90% complete. Delivery and installation of the remaining equipment is expected during the second quarter. This upgrade project will eliminate the two Gekko Intensive Leach Reactors (ILR) units and replace them with Carbon In Leach (CIL) system. The new process will increase the gold cyanide leach residence time from 7 hours to 24 hours and the estimated benefit is an increase of overall gold recovery  by at least 5 units.  Other operating benefits of the project are significant reduction in reagent consumption (cyanide, hydrogen peroxide, copper sulfate) along with simplicity of operating the new milling process. The expected cost  of this project is approximately $1.2 million.

Gold produced from Bong Mieu represented 22% of the group production for the quarter ended March 31, 2012.

The tables below show individual operating mine statistics of projects on the Bong Mieu Property: Bong Mieu Central Project (VN220 & VN250) – Ho Gan

	Q1 2012	Q2 2012	YTD 2012	YTD 2011	12 Months to December 31, 2011
Tonnes of ore milled	32,940		32,940	19,324	115,219
Grade (g/t Au)	2.68		2.68	4.48	3.71
Mill recoveries (percent)	69		69	73	74
Gold produced (ounces)	1,948		1,948	2,045	10,127
Gold poured (ounces)	1,876		1,876	2,045	10,077
Gold sales (ounces)	2,240		2,240	1,279	6,830

Ore mined from the Ho Gan underground operation and open pit is 8,405 tonnes at 4.22g/t Au and 21,891 tonnes at 2.77g/t Au, respectively. Total capital development at the underground operation is 385 meters.

Bong Mieu Underground Project (VN230) – Nui Kem

	Q1 2012	Q2 2012	YTD 2012	YTD 2011	12 Months to December 31, 2011
Tonnes of ore milled	9,242		9,242	17,343	33,534
Grade (g/t Au)	3.49		3.49	3.93	3.63
Mill recoveries (percent)	79		79	76	77
Gold produced (ounces)	823		823	1,661	3,015
Gold poured (ounces)	774		774	1,661	3,013
Gold sales (ounces)	599		599	1,290	2,996

Olympus Pacific Minerals

Total ore mined is 10,125 tonnes at 3.87g/t Au. The tonnage and grade is 125% and 32% above last quarter’s figures, respectively. The increase in production is due to opening of more raises and sub-levels. Development activities comprise 275 meters of lateral drives and 336 meters of raises.

Financial Performance
A total of 2,839 ounces of gold were sold by BM for proceeds of $4,788,829 during the three-month period ended March 31, 2012. The average realized gold price for the period was US$1,687 per ounce.

2012 Outlook

•	Continue to increase production plant throughput from the Bong Mieu projects and reduce plant operating costs.

•	Focus mine exploration on Nui Kem shoots.

•	Plan for ongoing positive cash flows and long term profitability.

•	Focus BM on internal debt reduction.

•	Make further improvements and modifications to our plants at Bong Mieu in order to maximize production potential.

•	Work with national and local authorities to secure the Ho Ray mining license at agreeable terms.

Phuoc Son Gold Company Limited (“PSGC”)

Background
Phuoc Son Gold property covers 70 square kilometers and is located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property.  The property includes the high-grade Dak Sa Underground Project (VN320), which has proven and probable reserves and was put into commercial production in the fourth quarter of 2009.  The Phuoc Son property also contains multiple gold mineralization zones that are being actively explored for additional resources.

Structure
Olympus Pacific Minerals Inc, through its subsidiary, New Vietnam Mining Corporation, holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corporation (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment certificate on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met.  After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.  If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest

The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam from Phuoc Son.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following table provides key information for the Phuoc Son property:
	3 Months Ended March 31, 2012	3 Months Ended March 31, 2011	12 Months Ended December 31, 2011
Net deferred exploration and development at March 31	$15,259,771	$16,172,067	$15,024,934
Property, plant, and equipment at March 31	$27,699,586	$26,021,431	$28,386,522
Spending on exploration and development activities	$2,282,761	$734,817	$5,826,577
Expenditure on property, plant, and equipment*	$234,195	$3,122,265	$8,832,610

* This includes advances on property, plant and equipment

Reserves and Resources

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open along strike and down dip.

Please refer to page 8 for a summary of Phuoc Son Gold Property mineral reserve and resource estimates as at March 31, 2012.

Exploration

No field work was conducted during the first quarter 2012. The University of Tasmania CODES PhD research project and “Ore Deposits of SE Asia” project continued. The Company will benefit from these research results that are normally not available to an individual exploration company.

No field exploration is planned during the second quarter 2012.

A new exploration license application has been prepared to cover 3km2 within the Dak Sa area, and will be lodged in the second quarter after PM Decision No 02/CT-TTg (dated 9/1/2012)) is enacted into law.

Bai Dat Exploration (VN320)

During the first quarter 2012, vein characteristics in Level 5A and Level 6 developments on the down-dip projection of the Bai Dat ore body continued to be monitored.

Mapping and sampling of vein exposures below Level 5A will continue during the second quarter 2012.

Bai Go Exploration (VN330)

The first stage drilling program (9,000 meters in 26 holes) within the Dak Sa Shear to the north of Bai Go commenced in October 2011. The objective is to upgrade about 200,000 oz of inferred resources to indicated or better status. By the end of March 2012, 6,901.4 metres had been drilled in 23 holes (with one hole still in progress at the end of the quarter).

Interim results assessment suggests the presence of a shoot of potentially minable mineralization, but the current drill spacing is too wide to allow JORC/NI 43-101 resource estimation. Drilling was suspended in early April 2012 and is expected to resume in August 2012.

The second phase (14,000m in 55 holes) will be contingent upon phase 1 results and will address the balance of the currently inferred Dak Sa resource (approximately 300,000 oz).

Production and Operating Results

Combined Production on Phuoc Son Property Projects:
Dak Sa, Bai Dat (VN320) and Bai Go (VN330) Deposits

Olympus Pacific Minerals

	Q1 2012	Q2 2012	YTD 2012	YTD 2011	12 Months to December 31, 2011
Tonnes of ore milled	29,361		29,361	496	87,528
Grade (g/t Au)	11.00		11.00	12.21	11.45
Mill recoveries (percent)	94		94	83	92
Gold produced (ounces)	9,752		9,752	162	29,726
Gold poured (ounces)	10,920		10,920	162	27,971
Gold sales (ounces)*	13,661		13,661	2,366	19,423

•	will exclude future sales from Bai Go for the period during which the project is still in development phase.

The plant milled 29,361 tonnes at 11.00g/t Au, with 94% gold extraction efficiency. Eight percent of the 9,752 ounces produced is from Bai Go, a project that is still in its development stage and is expected to be in commercial production in the second quarter of 2012. Construction for the regrind circuit project commenced in March 2012 and expected completion is during the second quarter. The regrind circuit will enable gold recovery from Acacia leach tails, melting furnace slag and used crucibles.

Phuoc Son Gold Company – Dak Sa Underground Project (VN320)
The table below shows operating mine statistics of the Dak Sa, Bai Dat Underground Project (VN320).

	Q1 2012	Q2 2012	YTD 2012	YTD 2011	12 Months to December 31, 2011
Tonnes of ore milled	24,149		24,149	496	87,528
Grade (g/t Au)	12.26		12.26	12.21	11.45
Mill recoveries (percent)	94		94	83	92
Gold produced (ounces)	8,938		8,938	162	29,726
Gold poured (ounces)	9,900		9,900	162	27,971
Gold sales (ounces)	13,661		13,661	2,366	19,423

Total ore mined for Bai Dat during the first quarter 2012 was 26,930 tonnes at 12.48g/t Au. Total development advance is 445 meters comprising 131 meters capital drives and 314 meters of stope preparation. The decrease in production compared to the previous quarter was a planned decrease principally due to reduced grade of ore and mine development.

Phuoc Son Gold Company – Bai Go Underground Project (VN330)
The table below shows operating mine statistics of the Dak Sa, Bai Go Underground Project (VN330).

	Q1 2012	Q2 2012	YTD 2012	YTD 2011	12 Months to December 31, 2011
Tonnes of ore milled	5,212		5,212	-	-
Grade (g/t Au)	5.17		5.17	-	-
Mill recoveries (percent)	94		94	-	-
Gold produced (ounces)	814		814	-	-
Gold poured (ounces)	1,020		1,020	-	-
Gold sales (ounces)*	-		-	-	-
* Will exclude future sales of Bai Go ore for the period during which the project is still in development stage.

Total ore mined is 5,371 tonnes at 6.25g/t Au. Total development advance is 503 meters comprising 56 meters stope preparation and 447 meters capital drives. Development at Level 2 intercepted a wide vein which is currently being prepared for mechanized mining.

Completed works during the quarter in Bai Go are concreting of level 1 portal and stockpile area, installation of exhaust fans, road widening at the Bai Chuoi area, and yard fencing including installation of control gates.
Financial Performance

A total of 13,661 ounces of gold were sold by PSGC for proceeds of $23,038,421 during the year. The average realized gold price was US$1,687 per ounce.

Licensing

The new Phuoc Son mining license was signed on April 25, 2012 for a term of 5 years over an area of 7.95 Ha. Application for the new/renewed exploration license is still ongoing (please refer to page 12 for a summary of licenses as at March 31, 2012).

  2012 Outlook

•	Continue to increase production levels throughout 2012.
•	Maximize cash-flow from existing operations.
•	Focus exploration on north and south ore body extensions.
•	Continue to develop the Bai Go mine to access the northern reserves.

North Borneo Gold Sdn Bhd

Bau Gold Project (MY110)

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. Operating since 1864, this goldfield has estimated historic gold production of more than 3 million oz. gold including recorded production of 1.5 million oz. of gold.  Regional analogy with goldfields across the border in Kalimantan Province, Indonesia suggests significantly greater remaining potential.

The Company has agreed to acquire a further 10.3% interest, in addition to the 12.5% acquired during the third quarter of 2010, 12.5% acquired during the fourth quarter of 2010, 5.48% acquired during the second quarter of 2011, and 2.72% acquired in January 2012, from the local Malaysian joint venture partner to be settled in tranches with final completion on January 21, 2014.  As a result the joint venture agreement has been revised to deal with a number of operational and governance matters.

The central goldfield area has been the principal focus of exploration since commencement of the joint venture in November, 2006. An independent consultant commissioned by Zedex Minerals Limited established a JORC status gold resource of 1.612 M oz in three near-surface deposits (Jugan, Pejiru and Sirenggok), and in auriferous tailings at the historic Bukit Young Goldmine Sdn Bhd (“BYG”) open pit. Olympus subsequently commissioned an independent consultant during the first half of 2010 to undertake a NI 43-101 compliant re-estimation of these resources including deposit extensions and adjacent zones. This 2010 estimate established a JORC/NI 43-101 compliant gold resource of 563,900 oz measured and indicated and 1,888,500 oz inferred. Potential for substantial additional gold resource has also been estimated (by an independent consultant) in deposit extensions and closely adjacent zones. Other (as yet unexplored) potential remains within peripheral zones.

The 2010 estimate (by block modeling, using Ordinary Kriging) is based on 1,911 drill holes. Except for the BYG tailings deposit, a 0.75 g/t Au lower grade cutoff was used throughout, while the uppercutoff ranged from 6.47 g/t Au to 33.13 g/t Au depending upon the grade statistics of individual deposits. The BYG tailings estimate utilized lower and upper cutoffs of 0.5 and 3.3 g/t Au respectively. The update indicated an approximate 52% gold resource increase at Bau, of which the increase is mainly within Indicated and Inferred categories.

The Bau resource comprises multiple deposits, all of which remain open with potential for further expansion through continuing exploration. The deposits comprise several different mineralization styles and have to date been drilled only to shallow depth.

During the second half of 2010, exploration drilling of new geological and geophysical targets commenced. A separate resource drilling program, aimed at upgrading the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization also commenced around the same time. A new resource estimate was announced during March 2012. The update indicated an approximate 23% gold resource increase at Bau, from 563,900 oz to 913,500 oz measured and indicated and from 1,888,500 oz to 2,108,100 oz inferred. Additionally, there has been an upgrade of 349,600 oz of resources from inferred to measured and indicated resource categories. This increase and upgrade derive from the drilling of 19,817 meters in 122 holes during 2011.

The Company moved the Bau project into feasibility phase late in the third quarter 2011, with the objective of achieving a favorable development decision targeting stage one production of at least 100,000 oz of gold per annum in 2014. Exploration, mining feasibility, and environmental studies are now in progress to further expand the resource base, determine the best development route and examine the issues involved in developing multiple deposits in a sequential manner. Key development objectives include an upgrade of the resource categories in connection with the mining feasibility study. Key exploration objectives are to geologically, geophysically and geochemically define new targets for drilling in order of assessed priority.

Olympus Pacific Minerals

Bau General

Geological mapping and geophysical modeling continued during the first quarter 2012.

Based on drilling results to December 31, 2011, a new resource estimate was announced during the first quarter 2012, incorporating a revised open pit grade cutoff of 0.5 g/t Au. The Bau global resource thus determined was 3.02 M oz (refer to page 8 for a summary of Bau property mineral reserve and resource estimates as at March 31, 2012).

During the first quarter 2012, a total of 4,606.7 meters was drilled in 24 holes (4 in progress).
Participation is planned for the Bau project in the UTAS CODES “Ore Deposits of SE Asia” project.
Exploration during the remainder of calendar year 2012 is currently under review. Apart from the Jugan Sector, a prioritized list of drill targets within Young’s Hill (Bekajang), Sirenggok, Taiton and Pejiru Sectors will be drawn up.

Jugan (MY140)

During the first quarter 2012, the Jugan sector was the focus of Bau Project exploration and feasibility studies. Jugan drilling during the quarter was 4,103.9 meters in 18 resource holes (4 in progress) and 502.80 meters in 6 metallurgical holes.

A new resource estimate was announced during the first quarter 2012, showing 13,684,000 tonnes @ 1.50 g/t Au (659,100 oz measured and indicated) and 507,000 tonnes @ 1.00 g/t Au (16,300 oz) inferred.

In-fill and step-out resource drilling continues to delineate the inferred “feeder” zone, which is being targeted for additional step-out drilling along strike to the NE and SW and down-dip.

Definitive results from metallurgical test-work are expected to be received during the second quarter 2012.

Forward exploration is planned as follows:

Geochemistry: An integrated “C” horizon and HYCHIP soil geochemical survey will be undertaken. This will include close-spaced grid sampling over the Jugan deposit, and ridge & spur sampling over peripheral Jugan sector areas.

Geophysics: A 3D offset dipole-dipole IP survey will be conducted over the Jugan grid. This may be extended to cover any anomalies defined by the soil geochemical survey that are of compelling interest.

Resource drilling: During 2012 the Company will continue to develop the Jugan geological model and expand resources within strike and depth projections. Exploration drill holes will also be targeted on any compelling geochemical or induced polarization (IP) anomalies.

Taiton (MY155)
During the first quarter 2012, geological modeling & resource estimation from the results of surface sampling and drilling up to year-end 2011 was conducted.

Juala (MY175)
No field exploration was conducted during the first quarter 2012. Further exploration has been deferred.

Young’s Hill (Bekajang) (MY165)
No field exploration was conducted during the first quarter 2012.

Geological modeling & resource estimation from the results of surface sampling and drilling up to year-end 2011 was conducted. This revealed 10,638,000 tonnes @ 1.53 g/t Au (524,100 oz) inferred, which (combined with Jugan) is deemed to be part of the Bau Project development resource.

Sirenggok (MY150)
During the first quarter 2012, geological modeling & resource estimation from the results of surface sampling and drilling up to year-end 2011 was conducted.

Land ownership was researched to enable access for the drilling of two holes proposed to test a resistor anomaly.

Pejiru (MY145)
Geological and geophysical data was reviewed, but no field work was conducted during the first quarter 2012.

During the first quarter 2012, geological modeling & resource estimation from the results of surface sampling and drilling up to year-end 2011 was conducted.

Say Seng (MY180):

No field exploration was conducted during the first quarter 2012.

During the first quarter 2012, geological modeling & resource estimation from the results of surface sampling and drilling up to year-end 2011 was conducted.

Saburan (MY160)

No exploration was conducted during the first quarter 2012.

The following table provides key information for the Bau property:
	3 Months Ended March 31, 2012	3 Months Ended March 31, 2011	12 Months Ended December 31, 2011
Net deferred exploration and development at March 31	$9,307,446	$3,420,996	$7,526,402
Property, plant, and equipment at March 31	$113,867	$61,207	$99,954
Spending on exploration and development activities	$1,382,103	$1,056,543	$5,537,081
Expenditure on property, plant, and equipment	$19,700	$14,382	$80,858

Kadabra Mining Corporation

Capcapo Property Summary
The Capcapo property is located north of the prolific Baguio-Mankayan Gold District in the Philippines. On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (“MOA”) was entered into by Abra Mining and Industrial Corporation (“AMIC”), the Company and Jabel Corporation (“Jabel”) that allows the Company and certain Filipino persons (defined as “Olympus Pacific Minerals Inc and a Philippine national”) an option subject to compliance with Philippines foreign ownership laws and the entering into of a formal joint venture agreement, to earn a 60 percent interest in AMIC’s Capcapo mining tenement in Abra Province, Northern Philippines.  The Company’s ability to earn its interest in the property was stalled as it awaited settling of a formal joint venture operating agreement with AMIC and JABEL. On September 30, 2011, a joint venture agreement with AMIC, Jabel, Kadabra Mining Corporation and PhilEarth Mining Corporation in respect of the Capcapo Gold Property was signed formally granting the Company and PhilEarth Mining Corporation, a corporation controlled by Philippine nationals, an option to acquire up to a 60% interest in the Capcapo mining tenement. The joint venture agreement also grants the Company a right of first refusal over a mineral production sharing agreement held by Jabel over the Patok property, also located in Abra Province, Northern Philippines.

During the second quarter of 2011, a technical report (on the 2007 drilling programme) was completed.

During the fourth quarter of 2011, the Company and its joint venture partners made preparations to conduct community relations work in order to settle land access arrangements.

A new exploration permit application is intended to be made over an area of about 500 km2.

During the first quarter 2012, a contract was signed with consultants to conduct community consultations and free, informed and prior consent (FIPC) process. Recruitment of a Capcapo field team is on hold as no field work can be conducted pending completion of the FIPC process and settlement of land access issues. The community relations program and land access arrangements are expected to be settled during the third quarter 2012. Subject to completion of these arrangements, site facilities may be established and a field team may be assembled to enable field work to commence during the fourth quarter 2012.

The Capcapo forward exploration programme will include:

Detailed geological mapping: to provide detailed base maps for the ongoing program.

Petrological Studies: to confirm the outcropping mineralization as airfall eruption breccia.

In-fill and step-out drilling: to define the mineralization controls with the goal of establishing a JORC/NI 43-101 resource.

Regional studies: to cover the peripheral area to assess possible extensions and/or repetitions of Capcapo-style mineralization.

Olympus Pacific Minerals

Exploration permit application (“EXPA”): if the reported JABEL application for a new EXPA license to replace the previously declined license is not in good standing, then another EXPA will be prepared for lodgment.

Binh Dinh New Zealand Gold Company Limited

Tien Thuan Gold Project

The Tien Thuan Gold Project lies some 50 km west of the port city of Quy Nhon in Binh Dinh Province in southern Vietnam. The project area broadly encompasses about 100 km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominantly felsic composition. Prior exploration by the Vietnamese Geological Survey (DGMV) during 1990-93 recorded six sub-parallel, closely spaced quartz veins hosted by a granitic intrusive. DGMV assays revealed gold values ranging up to 157 g/t Au, with 35 percent of all samples reporting above 3.0 g/t Au.

The JV has since mapped and sampled three intrusive related vein-swarms, confirming the presence of multiple quartz veins of potentially economic grade and width.
The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary, Binh Dinh New Zealand Gold Company (BNG). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to the completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

No new exploration work was carried out on the Tien Thuan property during the first quarter 2012.

GR Enmore Pty Limited

Enmore Gold Project

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licences covering 290km2 and is earning an 80 percent interest in two exploration licences covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.

During the first quarter of 2011, a technical report on results of the 2010 fieldwork was completed and statutory reporting was conducted.  A planned program for 2011, comprising an in-fill soil geochemical survey to refine anomalies along the Bora, Sheba and Sunnyside faults, together with extension of soil geochemistry into the Lone Hand area, was deferred pending third party farm-out discussions.

Scheduled drilling of the anomalies identified from this program was similarly deferred. During the third quarter 2011, joint venture discussions were held.

During the first quarter 2012, a 2011 Annual Report was completed and additional information in support of the application for renewal of certain of Providence Gold’s exploration licenses was supplied to the New South Wales Department of Industry.

A more detailed 2012 field programme was specified and submitted for review by the Department.

The Company is considering farm-out of this project.  In the absence of an acceptable farm-out proposal, preparations were made for the 2012 field programme.

Subject to grant of renewal of certain exploration licenses, detailed geological mapping and sampling will be conducted over target areas (particularly around the old Sherwood Mine). A detailed in-fill soil geochemical and HYCHIP survey is planned to refine anomalies and delineate drill targets along the Bora, Sheba, Sunnyside and Tabben faults. The existing soil survey grid will be extended into the Lone Hand mine area. Subject to results, a scout drilling program will be designed to be conducted during 2013.
Operational Activities

Comments on selected items from our Consolidated Statements of Operations are noted in the table:

	Q1 2012	Q1 2011	% Change	Comments on variances
Sales	27,827,250	6,749,680	312%
The Company sold 16,500 ounces of gold in Q1 2012 (at an average realized price of US$1,687 per ounce, an increase of $319 per ounce on the average price in 2011). Sales increased due to higher sales volumes (11,565 additional ounces sold in Q1 2012) and higher average prices in 2012.

Cost of sales	12,658,112	4,786,574	164%	Increased in 2012 due to two plants now being operational and the increase in sales.
Amortization	5,329,765	1,084,289	392%	Increased in 2012 due to depreciation for new Phuoc Son plant and higher sales.
Corporate and administrative expenses	2,429,828	2,124,608	14%	Increased in Q1 2012 largely due to increased international travel related to management oversight of new projects and timing of professional fees.
Stock-based compensation	406,660	336,148	21%	Increased due to changes in the stock price at the time of valuation in 2012 compared with 2011 and a change in director compensation package.
Interest and accretion on term loans	2,443,216	570,951	328%
Increased as a result of the new debt facilities entered into in May 2011. In Q1 2011, interest and accretion totalling $973,574 was capitalized in relation to the new Phuoc Son plant under construction at that time.

Derivatives-fair value revaluation	2,702,296	(3,964,433)	168%	Fluctuates with market prices of underlying valuation factors such as the gold price, share price, volatility and risk-free rates.
Royalty expense	3,395,172	260,453	1204%
Increased due to higher sales volumes, especially of Phuoc Son gold which is subject to a Government royalty at 15% of the sales value of gold production (Bong Mieu is subject to royalties at a lower rate of 3% on the same basis).

Olympus Pacific Minerals

Summary of Quarterly Results

	Q1 2012	Q1 2011
	$	$
Sales	27,827,250	6,749,680
Interest /accretion (expense)	(2,467,690)	(564,534)
Net income/(loss)	(3,824,320)	1,863,770
Income/(loss) per share-basic	(0.011)	0.005
Deferred exploration and development cost additions	4,592,396	2,700,815
Capital assets additions	637,709	3,657,349

First Quarter Highlights

•
Further positive drill results from North Borneo Gold were reviewed and a new resource estimate was released in March 2012. The Bau project registered a 23% gold resource increase (increase of 349,600 oz measured and indicated and 219,600 oz inferred).

•
The Bau project feasibility study continues to deliver positive outcomes while concurrent exploration continues to deliver exciting results from within the Bau Central project. Progress to date supports the Company’s expectation that Bau Central startup production will commence in 2014 and that the Bau Goldfield will ultimately become a substantial gold producing district. The objective is to achieve a favorable development decision targeting stage one production of at least 100,000 oz of gold per annum.

Liquidity Section – Investing and Financing Activities

Investing activities

During Q1 2012, Olympus invested a total of $4,592,396 (2011: $2,700,815) in deferred exploration and development expenses and $637,709 (2011: $3,657,349) acquiring property, plant and equipment, as follows:

	Property Plant & Equipment		Deferred Exploration & Development Expenditure
	2012	2011	2012	2011
Bong Mieu	261,851	513,889	898,397	760,878
Phuoc Son	234,195	3,122,265	2,282,761	734,817
North Borneo Gold	19,700	14,382	1,382,103	1,056,543
Binh Dinh NZ Gold	-	-	29,135	148,577
Other	121,963	6,813	-	-
	637,709	3,657,349	4,592,396	2,700,815

North Borneo Gold Sdn Bhd – Bau Gold Project

On September 30, 2010 the Company entered into an agreement, as amended on May 20, 2011 and January 20, 2012, to acquire up to 93.55% interest in North Borneo Gold Sdn Bhd by January 2014, subject to payments to be made in several tranches.
The transaction is summarized as follows:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company’s Effective Holding
Tranche 1	$7,500,000	9/30/2010	31,250	62.55%
Tranche 2	$7,500,000	10/20/2010	31,250	75.05%
Tranche 3a	$6,000,000	5/20/2011	13,700	80.53%
Tranche 3b	$3,000,000	1/20/2012	6,800	83.25%
Tranche 3c	$2,000,000	1/28/2013	4,500	85.05%
Tranche 4a	$3,000,000	9/13/2013	7,000	87.85%
Tranche 4b	$6,000,000	1/21/2014	14,250	93.55%
			108,750	93.55%

The agreement includes a condition subsequent that must be met before the Tranche 3c payment is required to be settled.  The condition subsequent requires the vendor to obtain:

a)
All renewals or grants (as applicable) of mining licences and mining certificates relating to the Jugan deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

b)
All ministerial, Governor and other regulatory approvals to ensure that the mining licences and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations

Conditions to be met before settlement of each tranche are as follows:

   Tranche 1                   - has no conditions;

Tranche 2	- amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date;

Tranche 3
- if the condition subsequent noted above has been met by March 31, 2012 settlement of the Tranche 3c payment occurs.  If the condition subsequent has not been met then all remaining shares transfer to the purchaser at no additional cost;
  On completion of Tranche 3c the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases;

Tranche 4	- has no conditions.

Kadabra Mining Corporation – Capcapo Project

The Company entered a formal joint venture agreement on September 30, 2011 with Abra Mining & Industrial Corporation (“AMIC”), Jabel Corporation (“Jabel”), Kadabra Mining Corporation (a wholly-owned subsidiary of the Company) (“KMC”) and PhilEarth Mining Corporation (a company in the process of incorporation in which the Company will hold a 40% interest) in respect of the Capcapo Gold Property in the Northern Philippines.

Pursuant to the terms of the joint venture agreement, the Company, in consortium with a Philippine company (in the process of incorporation) controlled by Philippines nationals, has an option to acquire up to a 60% interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws. Olympus paid to AMIC US$300,000 upon the signing of the joint venture agreement, is required to pay a further US$400,000 upon gaining unencumbered access to the property and may fully exercise its option over three stages of expenditure as follows:

Stage	Expected Expenditures	Payment Due Upon Completion of The Stage
Stage 1	1,000,000	400,000
Stage 2	2,000,000	400,000
Stage 3	4,000,000	n/a

Olympus Pacific Minerals

In addition, Jabel will be paid a royalty based on the calculation that yields the highest payment; either 3% of the gross value of production from the Capcapo Gold Project or 6% of the annual profit of the joint venture corporation.

Finally, Olympus is also obligated to make milestone payments each time a specified milestone is achieved in respect of the property. The specified milestone occurs at the earlier of defining a cumulative mineral reserve of 2,000,000 ounces of gold and gold equivalents for the property, or upon achievement of a consistent production rate of 2,000 tonnes per day. Accordingly, achieving one milestone does not trigger the obligation to make a subsequent milestone payment if the alternative milestone has been achieved. The milestone payment to AMIC consists of a US$2,000,000 payment and the issuance of 2,000,000 common shares of the Company or common shares having a market value of US$5,000,000, whichever is of lesser value.

Financing activities

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at March 31, 2012, the cash and cash equivalents’ balance is $8,384,151 compared to $8,730,248 as at December 31, 2011. In the first quarter of 2011, the company raised funds of US$5,498,220 net of costs, through newly issued equity. In 2010 the company raised US$15,841,667 of funds through newly issued equity.

Common Share Buy-back Program

On November 28, 2011, the Company announced its intention to make a normal course issuer bid to be transacted through the facilities of the TSX (the “Normal Course Issuer Bid”) and filed a buy-back announcement with the Australian Securities Exchange (with the Normal Course Issuer Bid, the “Buy-Back Program”).

Pursuant to the terms of the Buy-Back Program, Olympus may purchase its own common shares for cancellation in compliance with TSX or ASX rules, as applicable up to a maximum of 30,072,558 shares, being 10% of its public float. Purchases will be subject to a daily maximum of 49,601 shares representing 25% of the average daily trading volume of 198,403 shares for the six months ended October 31, 2011, except where such purchases are made in accordance with “block” purchase exemptions under TSX guidelines. Olympus will initiate purchases at different times starting on or after December 1, 2011, and ending no later than November 30, 2012.

Olympus has appointed Paradigm Capital Inc. as its representative broker for purposes of the Normal Course Issuer Bid and D2MX Pty Ltd. for purchases on the ASX.

A copy of the Company’s notice of intention filed with the TSX may be obtained by any shareholder without charge by contacting the Company’s Vice-President, Investor Relations at 416 572 2525.
Debt Financing

In the second quarter of 2011, the Company raised funds of USD$28,732,255, net of costs, by the issue of convertible notes. In the first quarter of 2010, the Company raised funds of CAD$11,730,001, net of costs, by the issue of convertible notes.

The terms of the convertible notes are as follows:

				At March 31, 2012
Convertible Notes	Issued	Maturity	Interest Rate	Number of Units	Face Value	Face Value	Effective Interest Rate	Conversion Rate per Unit	Total Shares on Conversion
					CAD	USD
9% CAD Notes (1)	26-Mar-10	26-Mar-14	9%	12,709,942	10,676,355		31.9%	0.42	25,419,893
8% CAD Notes (2)	29-Apr-11	29-Apr-15	8%	150	15,000,000		36.8%	0.50	30,000,000
8% USD Notes (3)	6-May-11	6-May-15	8%	14,600,000		14,600,000	24.5%	0.51	28,627,451

(1)
The 9% CAD Notes also have two separate common stock warrants.  A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 each and a Vesting warrant that is exercisable, subject to vesting upon early redeption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.

(2)
The 8% CAD Notes also have two separate common stock warrants.  A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redeption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

(3)
The 8% USD Notes also have two separate common stock warrants.  A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.55 each and a Vesting warrant that is exercisable, subject to vesting upon early redeption of the Convertible Notes, for two common shares at an exercise price of CAD$0.50 per warrant share.

In the second quarter of 2010, through the issuance of senior secured redeemable gold delivery preference notes (Gold Loan) and common stock purchase warrants, the Company raised, net of transaction costs, a further US $20.216 million.

		At March 31, 2012
			Interest	Number of
	Issued	Maturity	Rate	Units	Face Value
					USD
Gold Loan	June 18, 2010	May 31, 2013	8%	1,314	13,140,000

At March 31, 2012 the Gold Loan had a face value of US $13,140,000. The Gold Loan has an original face value of US $21,960,000. It was issued in US $10,000 units, bears interest at 8% per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US $900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be delivered at regular six monthly intervals leading up to the maturity date.  The amount of gold that must be delivered is established by reference to a Gold Price Participation Arrangement (“GPPA”). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deliver. For gold prices between US $900 and US $1,200 per ounce, payment volumes are altered so that the Company’s US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices.  However, volumes of gold payments are frozen if the price of gold falls below US $900 (the Company being protected from having to deliver more gold) or exceeds US $1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US $900 per ounce and written call option when they are above US$1,200 per ounce.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 units of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as equity.

The Company did not exercise its option for early repayment through a one-off provision for the early redemption of the Gold Loan on November 30, 2011.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as $18.189 million. As part of that offering, the Company issued broker warrants which were valued at $0.252 million and have been recorded as part of the transaction cost.

The net funds of the above debt facilities have mainly been applied to the establishment of a processing plant and facilities at Phuoc Son and facilities at Bong Mieu, as well as for working capital purposes. The Company continues to generate internal cash flow that is reinvested into capital expenditure.

Olympus Pacific Minerals

Gold delivered as repayment of the loan is accounted for as a disposal of a current asset, for which a gain or loss is recorded as other income/(loss) in the consolidated statement of comprehensive income/(loss). The gain or loss represents the difference between the value of the note settled by way of gold and the cost of production of inventory used to settle that portion of the loan.

The ability of the Company to continue its growth is dependent upon obtaining the necessary funding and/or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts with maturities of three months or less from the date of deposit.  The gold produced in Vietnam is refined in Vietnam and Switzerland and from June 28, 2010 gold was sold on the spot market in US dollars via Auramet Trading, LLC  Fort Lee, New Jersey (previously sold at the London Bullion Market a.m. Fixing).

Commitments, Contingencies and Contractual Obligations

As at March 31, 2012
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	608,740	608,740	-	-	-	-
Operating leases	495,228	405,602	89,626
Purchase obligations - supplies & services	3,985,189	3,985,189	-	-	-	-
Purchase obligations - capital	1,813,111	1,813,111	-	-	-	-
Asset retirement obligations	1,685,919	546,881	664,761	440,946	33,331	-
Total	8,588,187	7,359,523	754,387	440,946	33,331	-

In the normal course of business, the Company may be subject to various legal claims.  Provisions are recorded where claims are likely.

Common shares

As of March 31, 2012, the Company had issued and outstanding 379,410,186 common shares.  Subsequent to March 31, 2102, the Company has bought back and cancelled 531,000 common shares. The buy back remains open at the date of filing.

Regulatory Update

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that:

(i.)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii.)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii.)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of March 31, 2012, the Company has sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company’s internal controls over financial reporting were considered effective in terms of National Instrument 52-109 of the Canadian Securities Administrators.

Evaluation of Disclosure Controls and Procedures
The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of March 31, 2012, that the general design and operation of the our disclosure controls were satisfactory.

Regulatory Reporting in the United States

The Company’s common shares are listed and posted for trading on the over-the-counter market (OTCQX) in the United States.  This allows U.S. residents to trade the Company’s common shares efficiently.

Board and Management Changes

In January 2012, Mr. Kevin Tomlinson was appointed as a director and deputy Chair on the Board, replacing Mr. Douglas Willock, who resigned at the same time. In February 2012 Mr. John Seton resigned from the board of directors and in March 2012 Mr. Jeffrey D. Klam was appointed as company secretary in place of Mr. Louis G. Montpellier.

Critical Accounting Estimates

The preparation of the Group’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continuously evaluated and are prepared by appropriately qualified people and based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

In particular, information about significant areas of estimation uncertainty considered by management in preparing the consolidated financial statements is described below.

Ore reserves and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Group’s mining properties.  The Group estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons, relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data.  The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.  Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, goodwill, provisions for asset retirements, recognition of deferred tax assets, and depreciation and amortization charges.

Derivative valuation (Note 19)

Olympus Pacific Minerals

The Group measures certain derivative financial liabilities by reference to their fair values at the date of the consolidated statement of financial position.  The estimation of fair value of such derivatives is based upon factors such as estimates of commodity prices and volatility, equity prices, risk-free rates and terms to maturity.  Changes in such estimates may impact upon the carrying value of derivative liabilities and derivative revaluation charges.

Impairment of assets (Notes 10, 11, 12, 13)

The Group assesses each cash generating unit annually to determine whether any indication of impairment of the assets comprising the cash generating unit exists.  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use.  These estimates require the use of assumptions such as long-term commodity prices, discount rates, future capital requirements, political environment, exploration potential and operating performance.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account.  Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Management has assessed its cash generating units as being individual ore bodies, which is the lowest level for which cash inflows are largely independent of those of other assets.

Capitalized exploration costs (Note 11)

Exploration costs are capitalized by the Group and accumulated in respect of each identifiable area of interest.  These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest (or alternatively by its sale), of where activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations are continuing.

Production start date (Notes 10, 11, 12, 13)

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage being when the mine is substantially complete and ready for its intended use.  The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant and its location.  The Group considers various relevant criteria to assess when the production phases is considered to commence and all related amounts are reclassified from ‘Mines under construction’ to ‘producing mines’ and ‘property, plant and equipment’.  Some of the criteria used will include, but are not limited to, the following:

•	Level of capital expenditure incurred compared to the original construction cost estimates

•	Completion of a reasonable period of testing of the mine plant and equipment

•	Ability to produce metal in saleable form (within specifications)

•	Ability to sustain ongoing production of metal

When a mine development/construction project moves into the production stage, the capitalization of certain mine development/construction costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development.  It is also at this point that depreciation/amortization commences.

Inventories (Note 16)
Net realizable value tests are performed monthly and represent the estimated future sales price of the product based on prevailing spot metals prices at the reporting date, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method.

Stockpile tonnages are verified by periodic surveys.

Asset retirement obligations (Note 18)
The provisions for asset retirement obligations are based on estimated future costs using information available at the balance date.  To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of comprehensive income/(loss) may be impacted.

Share-based payment transactions (Note 25)
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value of options is determined by using the Black-Scholes model.  The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.
Contingencies (Note 27)

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Critical Accounting Policies

The consolidated financial statements of Olympus Pacific Minerals Inc and its subsidiaries (the Group) are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as adopted by Canada, effective for the Group’s reporting for the three month period ended March 31, 2012.

Foreign currency translation

The consolidated financial statements are presented in United States dollars, which is the parent company’s functional currency and the Group’s presentation currency.  The financial statements of subsidiaries are maintained in their functional currencies and converted to US dollars for consolidation of the Group results.  The functional currency of each entity is determined after consideration of the primary economic environment of the entity.  The monetary assets and liabilities of the Company that are denominated in currencies other than the United States dollar are translated at the rate of exchange at the consolidated statement of financial position dates and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the average exchange rate for the year.  Exchange gains and losses arising on translation are included in the consolidated statements of  comprehensive income (loss).

Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the acquire on the basis of fair value at the date of acquisition.  Those mining rights, mineral reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition.  Other potential reserves, resources and mineral rights, for which, in the Directors’ opinion, values cannot be reliably determined, are not recognized.  Acquisition costs are expensed.

When the cost of acquisition exceeds the fair values attributable to the Group’s share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or where there is an indication of impairment.  If the fair value attributable to the Group’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of comprehensive income/(loss).

Non-controlling interests represent the portion of profit or loss and net assets in subsidiaries that are not held by the Group and are presented in equity in the consolidated statement of financial position, separately from the parent’s shareholders’ equity.

Mine properties

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company records its interests in mineral properties and areas of geological interest at cost.  All costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment.  The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds the recoverable amount.  The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project.  The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the consolidated statements of operations and comprehensive loss.  Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related project following commencement of commercial production.  The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Olympus Pacific Minerals

Asset Retirement Obligations

Asset Retirement Obligations (“ARO”) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  The recorded ARO reflects the expected cost of reclamation, taking into account the probability of particular scenarios.

The Company recognizes the fair value of an ARO as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset.  The value of the ARO is estimated using the risk-adjusted expected cash flow approach discounted at a risk-free interest rate.  Subsequent to the initial measurement, the ARO is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation.  Changes in the obligation due to the passage of time are recognized in income as an operating expense.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Exploration and evaluation expenditure

Exploration and evaluation expenditure relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies.

The Company defers all exploration and evaluation expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

Initial reconnaissance exploration is expensed as incurred.

An impairment review is performed, either individually or at the cash-generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts.  To the extent that this occurs, the excess is fully provided against, in the financial year in which this is determined.  Exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that at least one of the conditions outlined above is met.

Deferred development costs

The Company defers all development expenses relating to mineral projects and areas of geological interest, in which it has licenses or a joint venture operating, until the project to which they relate is placed into production, sold or where management has determined impairment.  These costs will be amortized over the proven and probable reserves, or measured and indicated resources where the criteria to establish proven and probable reserves have not been met, available on the related property following commencement of production.

Capital work in progress

Assets in the course of construction are capitalized in the capital work in progress account.  On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

The cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

Costs associated with a start-up period are capitalized where the asset is available for use but incapable of operating at normal levels without a commissioning period.

Capital work in progress is not depreciated.  The net carrying amounts of capital work in progress at each mine property are reviewed for impairment either individually or at the cash-generating unit level and when events and changes in circumstances indicate that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Property, plant and equipment

The Company initially records buildings, plant and equipment and infrastructure at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

Buildings, plant and equipment, and infrastructure involved in service, production and support are then amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset.  Where parts of an asset have different useful lives, depreciation is calculated on each separate part.  Each asset or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments.  Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves.  Estimates of remaining useful lives and residual values are reviewed annually.  Changes in estimates are accounted for prospectively.
The expected useful lives are as follows:

Buildings	4 to 10 years
Infrastructure	3 to 8 years
Computer hardware and software	3 years
Plant and equipment	3 to 10 years

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value.

The net carrying amounts of property, plant and equipment are reviewed for impairment either individually or at the cash generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable.  To the extent that these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs.  Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Group, the expenditure is capitalized and the carrying amount of the item replaced derecognized.  Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized.  All other costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of comprehensive income/(loss).

Any items of property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the statement of comprehensive income/(loss) in the financial year in which the item is derecognized.

Leasing commitments

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, including whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.  A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts, are capitalized in the statement of financial position at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement.  These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term.  The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the statement of financial position.  The interest elements of the lease or hire purchase obligations are charged to the statement of comprehensive income/(loss) over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Group are classified as operating leases.  Rentals payable under operating leases are charged to the statement of comprehensive income/(loss) on a straight-line basis over the lease term.

Impairment of assets

At least annually, the Company reviews and evaluates the carrying value of its non-current assets for impairment.  They are also reviewed for impairment when events or changes in circumstances, such as a decrease in commodity (gold) prices, increase in costs of capital, the achievement of lower than expected resource quantities and grades or the expiration and non-renewal of a key exploration or mining license, indicate that the carrying amounts of related assets or groups of assets might not be recoverable. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash inflows independent of other assets, in which case the review is undertaken at the cash-generating unit level.    Where a cash-generating unit, or group of cash-generating units, has goodwill allocated to it, or includes intangible assets that are either not available for use or that have an indefinite useful life (and which can only be tested as part of a cash-generating unit), an impairment test is performed at least annually or whenever there is an indication that the carrying amounts of such assets may be impaired.

Olympus Pacific Minerals

If the carrying amount of an asset exceeds its recoverable amount, defined as the higher of the asset’s value-in-use and its fair value less costs to sell, an impairment loss is recorded in the statement of comprehensive income/(loss) to reflect the asset at the lower amount.  In assessing the value-in-use, the relevant future cash flows expected to arise from the continuing use of such assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate that reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted.  Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties.  For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued use and eventual disposal of the asset.  In assessing these cash flows and discounting them to present value, assumptions used are those that an independent market participant would consider appropriate.

An impairment loss is reversed in the statement of comprehensive income/(loss) if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognized.  The carrying amount is increased to the recoverable amount, but not beyond the carrying amount, net of depreciation or amortization that would have arisen if the prior impairment loss had not been recognized.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Stripping costs

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

Inventory

Inventory is comprised of ore in stockpiles, operating supplies, gold in circuit, doré bars and gold bullion.  Inventory is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Gold bullion, doré bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overheads, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

The Company values finished goods (gold bullion and doré bars), ore in stockpiles, and gold in circuit at the lower of cost or net realizable value.

Operating supplies are valued at the lower of cost or net realizable value.  Any provision for obsolescence is determined by reference to specific items of stock.  A regular review is undertaken to determine the extent of any provision for obsolescence.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.  The Company does not have any overdraft facilities with any bank.

Borrowing costs

Borrowing costs are considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes borrowing costs to assets under development or construction while development or construction activities are in progress. Capitalizing borrowing costs ceases when construction of the asset is substantially complete and it is ready for its intended use.

Borrowing costs related to the establishment of a loan facility are capitalized and amortized over the life of the facility.  Other borrowing costs are recognized as an expense in the financial period in which it is incurred.

Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.  The Group determines the classification of its financial assets at initial recognition.

All financial liabilities are initially recognized at their fair value.  Subsequently, all financial liabilities with the exception of derivatives are carried at amortized cost.

The Group considers whether a contract contains an embedded derivative when the Group becomes a party to the contract.  Embedded derivatives are separated from the host contract if it is not measured at fair value through profit and loss and when the economic characteristics and risks are not closely related to the host contract.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.  The EIR amortization is included in finance income in the statement of comprehensive income/(loss).  The losses arising from impairment are recognized in as finance costs in the statement of comprehensive income/(loss).

Fair values

The fair value of quoted financial assets is determined by reference to bid prices at the close of business on the date of the statement of financial position.  Where there is no active market, fair value is determined using valuation techniques.  These include recent arm’s-length market transactions; reference to current market values of other instrument which are substantially the same; discounted cash flow analyses; and pricing models.
Derivative financial instruments are valued using applicable valuation techniques such as those outlined above.

De-recognition of financial assets and liabilities

Financial assets
A financial asset is de-recognized when:

•	The rights to receive cash flows from the asset have expired;
•
The Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass-through’ arrangement; or The Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, it continues to recognize the financial asset to the extent of its continuing involvement in the asset.

Financial liabilities
A financial liability is de-recognized when the obligation under the liability is discharged or cancelled or expires.

Gains and losses on de-recognition are recognized within finance income and finance costs respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of comprehensive income/(loss).

Impairment of financial assets

The Group assesses whether a financial asset is impaired at each date of the statement of financial position.

Financial assets carried at amortized costs
If there is objective evidence that an impairment loss on loans and receivables and held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).  The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income/(loss).  Objective evidence of impairment of loans and receivables exists if the counter-party is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counter-party that would not normally be granted, or it is probable that the counter-party will enter into bankruptcy or a financial reorganization.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed.  Any subsequent reversal of an impairment loss is recognized in the statement of comprehensive income/(loss), to the extent that the carrying value of the asset does not exceed its amortized cost as the reversal date.

Olympus Pacific Minerals

Assets carried at cost
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Interest bearing loans and borrowings
Loans are recognized at inception at the fair value of proceeds received, net of directly attributable transaction costs.  Subsequently they are measured at amortized cost using the effective interest method.  Finance costs are recognized in the statement of comprehensive income/(loss) using the effective interest method.

Convertible Notes
The components of the Convertible Note that exhibit characteristics of a liability are initially recognized at fair value as a liability in the consolidated statements of financial position, net of transaction costs and are subsequently accounted for at amortized cost.  The derivative liability components (warrants and conversion features) are fair valued using a binomial option pricing model.  The carrying amount of the warrant and conversion features are re-measured at each reporting date and any movement in value is reflected in the statement of comprehensive income/(loss).

The remainder of the proceeds is allocated to the convertible note debt that is recognized and included in term liabilities, net of broker transaction costs.  Interest on the liability component of the convertible note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the components of the convertible note based on the allocation of proceeds to such components when the instrument is first recognized.

Gold Loan Notes
The equity components (attached warrants) are valued using the Black Scholes option pricing model after taking account of relevant inputs.

The remainder of the proceeds is allocated to the gold note debt that is recognized and included in term liabilities, net of an allocated portion of broker transaction costs, and is accreted to face value over the life of the debt on an effective yield basis.

Interest on the liability component of the gold note is recognized as an expense in the statement of comprehensive income/(loss).

Transaction costs are apportioned between the liability, equity and derivative components of the gold note based on the allocation of proceeds to the liability, equity and derivative components when the instrument is first recognized.

Derivative financial instruments
The Group has embedded derivative instruments in its debt finance on the Convertible Note and the Gold Loan Notes.

The components of the gold note that exhibit characteristics of a derivative, being those that fluctuate in accordance with gold price movements, are recognized at fair value as a derivative liability at the date of issue. The derivative liability is re-valued at each reporting date with the corresponding unrealized movement in value being reflected in the statement of comprehensive income/(loss).

Some of the convertible notes outstanding are denominated in Canadian dollars while others are denominated in US dollars and the associated warrants are denominated in Canadian dollars.  The functional reporting currency of the Company is US dollars.  As the exercise price of the stock underlying the warrants and conversion feature is not denominated in the Company’s functional currency the contractual obligations arising from the warrants and conversion feature do not meet the definition of equity instruments and are considered derivative liabilities.  The warrants are recorded as financial liabilities and are re-valued at each reporting date with any change in valuation being recognized in the statement of comprehensive income/(loss).

Employee entitlements
Provisions are recognized for short-term employee entitlements, on an undiscounted basis, for services rendered by employees that remain unpaid at the date of the statement of financial position.

Other provisions
Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.  Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in finance costs in the statement of comprehensive income/(loss).

Taxation

Current tax

Current tax for each taxable entity in the Group is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the date of the statement of financial position and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax
Deferred tax is recognized using the “balance sheet” method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below:

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss: and
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•
Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.  To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

Ordinary share capital
Ordinary shares issued by the Company are recorded at the net proceeds received, which is the fair value of the consideration received less costs that are incurred in connection with the share issue.

Stock-based cash settled transactions
The transactions involving the issuance of vested and vesting warrants associated with the 2010 convertible note issue and the warrants to the agent under the offering are measured initially at fair value at the grant date using a binomial model, taking into account the terms and conditions upon which the instruments were granted.  The contractual life of each warrant is four years.

Stock-based compensation
The Group makes share-based awards to certain directors, officers, employees and consultants.

Equity-settled awards
For equity-settled awards, the fair value is charged to the statement of comprehensive income/(loss) and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest (taking into account the achievement of non-market-based performance conditions).  The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company (market conditions).  The fair value is determined using a Black Scholes option pricing model.  At each date of consolidated statement of financial position prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions).  The movement in cumulative expense is recognized in the statement of comprehensive income/(loss) with a corresponding entry within equity.

Olympus Pacific Minerals

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period.  In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately.  Any compensation paid up to the fair value of the award at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the statement of comprehensive income/(loss).  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new award is treated as if it is a modification of the original award, as described in the previous paragraph.

Cash-settled awards
For cash-settled awards, the fair value is recalculated at each balance date until the awards are settled based on the estimated number of awards that are expected to vest, adjusting for market and non-market based performance conditions.  During the vesting period, a liability is recognized representing the portion of the vesting period that has expired at the balance sheet date multiplied by the fair value of the awards at that date.  After vesting, the full fair value of the unsettled awards at each balance date is recognized as a liability.  Movements in the liability are recognized in the statement of comprehensive income/(loss).

Revenue recognition
Revenue is recognized to the extent it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received.  Sales, export taxes or duty are recorded as part of cost of sale.

Revenue from the sale of gold and by-products, such as silver, are recognized when: (i) the significant risks and rewards of ownership have been transferred; (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned; and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the Company until the point that gold and silver are confirmed as sold to the end consumer.  Gold is sold on the spot market in US dollars whereas silver is sold at the silver fixing price of the London Bullion Market in US dollars.

Refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against cost of sales.

Changes in Accounting Standards

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial Instruments
IFRS 9, Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income/(loss). Where such equity instruments are measured at fair value through other comprehensive income/(loss), dividends to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income/ (loss) indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income/(loss).

IFRS 9 is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements
For annual periods beginning on January 1, 2013, IFRS 10, Consolidated Financial Statements will replace portions of IAS 27 Consolidated and Separate Financial Statements and interpretation SIC-12 Consolidation — Special Purpose Entities. The new standard requires consolidated financial statements to include all controlled entities under a single control model. The Company will be considered to control an investee when it is exposed, or has rights to variable returns from its involvement with the investee and has the current ability to affect those returns through its power over the investee. As required by this standard, control is reassessed as facts and circumstances change. All facts and circumstances must be considered to make a judgement about whether the Company controls another entity; there are no ‘bright lines’. Additional guidance is given on how to evaluate whether certain relationships give the Company the current ability to affect its returns, including how to consider options and convertible instruments, holding less than a majority of voting rights, how to consider protective rights, and principal-agency relationships (including removal rights), all which may differ from current practice.

IFRS 10 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements
On January 1, 2013, the Company will be required to adopt IFRS 11, Joint Arrangements, which applies to accounting for interests in joint arrangements where there is joint control. The standard requires the joint arrangements to be classified as either joint operations or joint ventures. The structure of the joint arrangement would no longer be the most significant factor when classifying the joint arrangement as either a joint operation or a joint venture. In addition, the option to account for joint ventures (previously called jointly controlled entities) using proportionate consolidation will be removed and replaced by equity accounting. Due to the adoption of this new section, venturers will transition the accounting for joint ventures from the proportionate consolidation method to the equity method by aggregating the carrying values of the proportionately consolidated assets and liabilities into a single line item.

IFRS 11 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities
On January 1, 2013, the Company will be required to adopt IFRS 12, Disclosure of Involvement with Other Entities, which includes disclosure requirements about subsidiaries, joint ventures, and associates, as well as unconsolidated structured entities and replaces existing disclosure requirements. Due to this new section, the Company will be required to disclose the following: judgements and assumptions made when deciding how to classify involvement with another entity, interests that non-controlling interests have in consolidated entities, and nature of the risks associated with interests in other entities.

IFRS 12 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement
On January 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement. The new standard will generally converge the IFRS and US GAAP requirements for how to measure fair value and the related disclosures. IFRS 13 establishes a single source of guidance for fair value measurements, when fair value is required or permitted by IFRS. Upon adoption, the Company will provide a single framework for measuring fair value while requiring enhanced disclosures when fair value is applied. In addition, fair value will be defined as the ‘exit price’ and concepts of ‘highest and best use’ and ‘valuation premise’ would be relevant only for non-financial assets and liabilities.
IFRS 13 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 27 Separate Financial Statements
On January 1, 2013, the Company will be required to adopt IAS 27, Separate Financial Statements. As a result of the issue of the new consolidation suite of standards, IAS 27 has been reissued to reflect the change as the consolidation guidance has recently been included in IFRS 10. In addition, IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when the Company prepares separate financial statements. The Company has not yet assessed the impact of the new accounting standard on its separate financial statements.

IAS 28 Investments in Associates and Joint Ventures
On January 1, 2013, the Company will be required to adopt IAS 28, Investments in Associates and Joint Ventures. As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28.

Olympus Pacific Minerals

IFRS 28 is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Transactions and Loans with Related Parties

The consolidated financial statements include the financial statements of Olympus Pacific Minerals Inc and the subsidiaries listed in the following table:

		% equity interest held as at March 31,
Name	Country of incorporation	2012	2011
Formwell Holdings Ltd	British Virgin Islands	100	100
Bong Mieu Holdings Ltd	Thailand	100	100
Bong Mieu Gold Mining Company Limited	Vietnam	80	80
Olympus Pacific Vietnam Ltd	British Virgin Islands	100	100
New Vietnam Mining Corporation	British Virgin Islands	100	100
Phuoc Son Gold Company Limited	Vietnam	85	85
Olympus Pacific Thailand Ltd	British Virgin Islands	100	100
Kadabra Mining Corp.	Philippines	100	100
Olympus Pacific Minerals Vietnam Ltd	Vietnam	100	100
OYM NZ Ltd	New Zealand	100	-
Olympus Pacific Minerals Labuan Ltd	Malaysia	100	100
Parnell Cracroft Ltd	British Virgin Islands	100	100
GR Enmore Pty Ltd	Australia	100	100
Binh Dinh NZ Gold Company Ltd	Vietnam	75	75
North Borneo Gold Sdn Bhd	Malaysia	83.25	75.05
Bau Mining Co Ltd	Samoa	91	91
KS Mining Ltd	Samoa	100	100

Compensation of key management of the group was as follows:

	Three Months Ended March 31,
	2012	2011
Management fees and salary	$696,878	$871,306
Share based compensation	$278,102	$211,398
Total compensation of key management	$974,980	$1,082,704

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Management fees and reimbursement of expenses
Management fees incurred on behalf of the Company were paid to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2012 and 2011; Wholesale Products Trading Limited associated with Peter Tiedemann in 2012 and  2011; Action Management Limited associated with Charles Barclay in 2012 and 2011; Cawdor Holding Limited associated with Russell Graham in 2012 and 2011; Lloyd Beaumont No. 2 Trust associated with Paul Seton in 2012 and 2011;  Whakapai Consulting Ltd associated with Jane Bell in 2012 and 2011; The Jura Trust Limited associated with John Seton in 2012 and 2011 and K&K Management GmbH associated with Klaus Leiders in 2012 and 2011.

Directors' interest in the stock option plan
Stock options held by members of the Board of Directors under the stock option plan to purchase ordinary shares have the following expiry dates and exercises prices:

Olympus Pacific Minerals

			Number of options outstanding
Issue Date	Expiry Date	Exercise Price CAD$	March 31, 2012	December 31, 2011
Mar-07	Mar-12	0.65	-	850,000
Mar-07	Mar-12	0.75	-	4,000,000
Jun-08	Jan-13	0.40	1,809,000	1,809,000
Apr-09	Jan-14	0.12	-	722,872
Jan-10	Dec-14	0.40	3,073,618	3,073,618
Feb-10	Apr-12	0.87278	166,667	166,667
Feb-10	Jun-12	0.5742	625,000	625,000
Jun-10	Apr-15	0.42	3,000,000	3,000,000
Jun-10	Apr-15	0.60	3,000,000	3,000,000
Sep-10	Dec-14	0.45	997,252	997,252
Jan-11	Dec-15	0.72	1,609,003	1,737,723
Aug-11	Aug-16	0.515	254,213	254,213
Sep-11	Sep-16	0.532	1,372,205	1,372,205
Jan-12	Jan-17	0.420	1,250,000	-
Feb-12	Feb-17	0.520	4,472,872	-
Mar-12	Mar-17	0.330	3,915,000	-
Total			25,544,830	21,608,550

Directors' interest in the deferred share units plan
Deferred share units are held by non-executive members of the Board of Directors.  Under this plan, fees are paid as deferred share units [“DSUs”] whose value is based on the market value of the common shares.

Award Date		Units	Value of units outstanding
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
14/05/2008	116,667	350,000	$37,434	$151,160
14/05/2009	120,690	362,070	38,725	156,373
Total of deferred share units outstanding	237,357	712,070	$76,159	$307,533
Risk Factors and Uncertainties

The Company faces significant risk factors and uncertainties associated with its business and its industry, similar to those faced by other exploration and development companies in Southeast Asia, including the following general description of material risk factors:

•
Not all of the Company’s mineral properties contain a known commercially mineable mineral deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as depth, grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
The Company’s resources and reserves estimates are subject to uncertainty. The Company’s mineral resources and mineral reserves are estimates based on a number of assumptions, any adverse changes in which could require the Company to lower its mineral resource and mineral reserve estimates. There is no certainty that any of the mineral resources or mineral reserves disclosed by the Company will be realized or that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that reserves can be mined or processed profitably. Until a deposit is actually mined and processed, the quantity and grades of mineral resources and mineral reserves must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in the quantity of mineral resources or mineral reserves, grade or stripping ratio may affect the economic viability of the Company’s properties. There can also be no assurance that any discoveries of new reserves will be made. Any material reductions in estimates of mineral resources or mineral reserves could have a material adverse effect on the Company’s results of operations and financial condition. This risk may be particularly acute with respect to the Bong Mieu Central Gold Mine (VN220) where the Company conducted a limited amount of drilling before making its decision to commence production.

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The Company may not meet key production or other cost estimates. A decrease in the amount of or a change in the timing of the mineral production outlook for the Company may impact the amount and timing of cash flow from operations. The actual impact of such a decrease of cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to, as applicable, reduce debt levels and fund operating and exploration activities, which may require additional financing to fund capital expenditures in the future. The level of production and capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for the Company’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, the current estimates. In particular, the Bong Mieu Central Gold Mine (VN220) was put into production without a full feasibility study.  Instead, the Company prepared a pre-feasibility study, which can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, production estimates in respect of the Bong Mieu Central Gold Mine (VN220) may be even less reliable. If actual results are less favourable than the Company currently estimates, the Company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

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The Company is subject to various risk associated with its mining operations. By its nature, the business of mineral exploration, project development, mining and processing, contains elements of significant risks and hazards. The continuous success of the Company’s business is dependent on many factors including, but not limited to:

-	discovery and/or acquisition of new ore reserves;
-	securing and maintaining title to tenements and obtaining necessary consent for exploration and mining;
-	successful design and construction of mining and processing facilities;
-	successful commissioning and operating of mining and processing facilities; and
-	the performance of the technology incorporated into the processing facility.

Olympus Pacific Minerals

Specifically, the Company placed the Bong Mieu Central Gold Mine (VN220) into production based on a pilot plant and bench scale testing.  There can be no assurance that mineral or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production and the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.

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The Company is dependent upon its ability to raise funds in order to carry out its business:  Mining operations, exploration and development involve significant financial risk and capital investment. The operations and expansion plans for the Company may also result in increases in capital expenditures and commitments. The Company may require additional funding to expand its business and may require additional capital in the future for, among other things, the development of the Bau Gold Project which is currently the subject of a feasibility study targeting production commencing in 2014. No assurance can be given that such capital will be available at all or available on terms acceptable to the Company. The Company may be required to seek funding from third parties if internally generated cash resources and available credit facilities are insufficient to finance these activities. In the event that the Company was unable to obtain adequate financing on acceptable terms, or at all, to satisfy its operating, development and expansion plans, its business and results of operations may be materially and adversely affected. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time, the availability of funds from lenders and other factors relating to the Company’s properties and operations.

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The Company has debt and may be unable to service or refinance this debt, which could have negative consequences on the Company’s business, could adversely affect its ability to fulfill its obligations under its debt and may place the Company at a competitive disadvantage in its industry: In the first half of 2010 and 2011, the Company incurred indebtedness by way of convertible unsecured notes ("Convertible Notes") and by way of secured redeemable gold delivery promissory notes (“Gold Loan Notes”). The existence of this debt could have negative consequences for the Company. For example, it could:

-	increase the Company’s vulnerability to adverse industry and general economic conditions;

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require the Company to dedicate a  material portion of cash flow from operations to make scheduled principal or interest payments on the debt, thereby reducing the availability of its cash flow for working capital, capital investments and other business activities;

-	limit the Company’s ability to obtain additional financing to fund future working capital, capital investments and other business activities;

-	limit the Company’s flexibility to plan for, and react to, changes in its business and industry; and

-	place the Company at a competitive disadvantage relative to less leveraged competitors.

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Servicing the Company’s debt requires an allocation of cash and the Company’s ability to generate cash flow may be adversely affected by factors beyond its control: The Company’s business may not generate cash flow in an amount sufficient to enable it to pay the principal of, or interest on, its indebtedness or to fund other liquidity needs, including working capital, capital expenditures,  project development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. The Company’s ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.  As such, the Company is faced with the risk that (i) the Company’s business will generate sufficient cash flow from operations or (ii) future sources of funding will be available to the Company in amounts sufficient to enable it to fund its capital needs.

If the Company cannot fund its capital needs, it will have to take actions such as reducing or delaying capital expenditures, project development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing its debt; or seeking additional equity capital.  The Company cannot provide assurance that any of these measures could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit the Company to meet its scheduled debt service obligations.

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Restrictive covenants in the agreements governing the Company’s indebtedness restrict its ability to operate its business:  The  documentation governing the Convertible Notes and the Gold Loan Notes contain covenants that restrict the Company’s ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of the Company’s assets.  A breach of any of these covenants could result in a default thereunder, which could allow the noteholders  or their representative  to increase the interest rate payable and/or declare all amounts outstanding thereunder immediately due and payable.  If the Company is unable to repay outstanding borrowings when due, the lenders and the collateral agent under the  Gold Loan Notes  and related agreements have the right to proceed against the collateral granted thereunder, including  the shares in the Company’s subsidiary holding companies which control the Bong Mieu and Phuoc Son projects and the loans owed to the Company by BMGMC and PSGC.  The Company may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on it by the restrictive covenants under its indebtedness.

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The Company will not be able to insure against all possible risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution, political risk or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

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The Company is subject to commodity price fluctuations.  If the price of gold declines, the Company’s properties may not be economically viable: The Company’s revenues are, and are expected to be for the foreseeable future in large part derived from the extraction and sale of precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

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The Company may not be able to compete with other mining companies for mineral properties, financing, personnel and technical expertise:  The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, financing, personnel and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for its operations or attract and retain mining experts.  The Company’s inability to effectively compete could substantially impair its results of operations.

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If the Company does not comply with all applicable regulations, it may be forced to halt its business activities:  The activities the Company engages in are subject to various laws in the different jurisdictions in which the Company operates governing, among other matters, land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances and mine safety. The Company may not be able to obtain all necessary licenses and permits required to carry out the exploration, development or mining of the projects. Unfavourable amendments and/or back-dating of changes to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities which could cause investors to lose their investment.

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Non-compliance with environmental regulation may hurt the Company’s ability to perform its business activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in these jurisdictions and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, or changes in its interpretations, possibly backdated, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

Olympus Pacific Minerals

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Land reclamation requirements for exploration properties may be burdensome and may divert funds from the Company’s exploration programs:  Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance.  Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on the Company in connection with its mineral exploration, the Company must allocate financial resources that might otherwise be spent on further exploration programs.

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Mining operations and projects are vulnerable to supply chain disruption and the Company’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant:  The Company’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, the Company and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and it has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.

The Company and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the Company, or it could at times face limited supply or increased lead time in the delivery of such items.

If the Company experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, its results of operations and financial condition could be adversely affected.

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If the Company is unable to obtain and keep in good standing certain licenses and permits, it will be unable to explore, develop or mine any of its property interests: The current and future operations of the Company require licenses and permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, use of explosives, land use, surface rights, environmental protection, safety and other matters, and are dependent upon the grant, or as the case may be, the maintenance of appropriate licenses, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations. The maintaining of tenements, obtaining renewals, or getting tenements granted, often depends on the Company being successful in obtaining required statutory approvals for its proposed activities and that the licenses, concessions, leases, permits or consents it holds will be renewed as and when required. There is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith. There can be no assurance that the Company will be able to obtain or maintain all necessary licenses or permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

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If the Company does not make certain payments or fulfill other contractual obligations, it may lose its option rights and interests in its joint ventures: There is a risk that the Company may be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures on properties material to the Company could have a material adverse effect on the Company.

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Title to the Company’s assets can be challenged or impugned, which could prevent the Company from exploring, developing or operating at any of its properties: There is no guarantee that title to concessions will not be challenged or impugned to the detriment of the Company. In Malaysia, Vietnam and the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. For example, in Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

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Political and economic instability in the jurisdictions in which the Company operates could make it more difficult or impossible for the Company to conduct its business activities: The Company’s exploration, development and operation activities occur in Malaysia, Vietnam, the Philippines and Australia. As such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render its properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restrictions on repatriation of earnings, royalties and duties, income taxes, nationalization of properties or businesses, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known how they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in Malaysia and the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

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Vietnamese tax laws are open to interpretation and, with Respect to mining and refining, there are no clear precedents to properly guide the Company’s tax policies:  Management considers that the Company has made adequate provision for tax liabilities to the Vietnamese national, provincial and local authorities based on correspondence with such authorities, and on external advice received.  However, because Vietnam’s tax laws, especially with respect to mining and refining, are evolving and open to interpretation, there is a risk that material additional and/or back-dated taxes and penalties may be levied on the Company, which could adversely impact its results of operations.

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Exchange rate and interest rate fluctuations may increase the Company’s costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollar and the US Dollar, Malaysian Ringgit, Vietnamese Dong and Australian dollar.  Exchange rate fluctuations affect the costs of exploration and development activities that the Company incurs in United States dollar terms.  The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

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The Company’s stock price could be volatile:  The market price of the Company’s common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline in the market price of the Company’s common shares and results in the need to revalue derivative liabilities.

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In the U.S., the Company’s common shares Are “Penny Stock” which imposes significant restrictions on broker-dealers recommending the stock for purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. For so long as the Company’s common shares are subject to these penny stock rules, these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the common shares and investors may be unable to sell their shares at prices considered reasonable by them.

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The Company does not plan to pay any dividends in the foreseeable future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements, loan covenants and other conditions prevailing at the time.

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Shareholders could suffer dilution of the value of their investment if the Company issues additional shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this may result in further dilution to the Company’s shareholders.

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In the event that key employees leave the Company or its subsidiaries, the Company would be harmed since it is heavily dependent upon them for all aspects of the Company’s activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s business and results of operations.  The Company has consulting agreements with the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Operating Officer, Chief Information Officer and Chief Commercial Officer.

Olympus Pacific Minerals

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Management may be subject to conflicts of interest due to their affiliations with other resource companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests may be in conflict with the interests of the Company. Because of their activities, situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of its officers’ and/or directors’ conflicts, this would reduce the Company’s opportunities to increase its future profitability and revenues.  In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of its officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests which would reduce the Company’s opportunities to increase its future revenues and income.  Any material potential conflicts of interest is directed to the Company’s board of directors and are resolved on a case by case basis in accordance with applicable Canadian law. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in applicable laws. Nevertheless, potential conflicts of interests could deny the Company access to important corporate opportunities.

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Future sales of common shares by existing shareholders could decrease the trading price of the common shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

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The profitability of the Company’s operations and the cash flow generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel:  Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tires, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. We have no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile. The Company’s mines at Bong Mieu and Phuoc Son are most vulnerable to changes in the price of oil. Furthermore, the price of steel which is used in the manufacture of most forms of fixed and mobile mining equipment is also a relatively large contributor to the operating costs and capital expenditure of a mining company and has also been volatile recently.

Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects not viable.

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Inflation may have a material adverse effect on the Company’s operational results: Most of the Company’s operations are located in countries that have experienced high rates of inflation during certain periods.  Since the Company is unable to influence the market price at which it sells gold, it is possible that significantly higher future inflation in the countries in which the Company operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the Company’s results of operations and its financial condition. Significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalized at higher cost mines.

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Mining companies such as the Company are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate: As a result of public concern about the perceived ill effects of economic globalization, businesses generally and multinational corporations such as the Company face increasing public scrutiny of their activities.  These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressure tends to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment.  The Company’s failure to adequately perceive and address these pressures could lead to reputational damage, legal suits and social spending obligations.

In addition, the location of mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimize their impact on such communities and the environment, either by changing mining plans to avoid any such impact, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community.  The Company is subject to the above factors at its mining and exploration sites.  The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the Company’s results of operations.

Material Events After the Balance Sheet Date

Pursuant to the terms of the Company’s share buy-back program, 531,000 shares were purchased by the company and subsequently cancelled between April 1, 2012 and May 15, 2012.

Olympus Pacific Minerals

Forward Looking Information

This report contains certain forward-looking statements relating to, but not limited to, management’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “anticipate”, “project”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but is not limited to, statements regarding:

•	reserve and resource estimates;

•	estimates of future production;

•	unit costs, costs of capital projects and timing of commencement of operations;

•	production and recovery rates;

•	financing needs, the availability of financing on acceptable terms or other sources of funding, if needed; and

•	the timing of additional tests, feasibility studies and environmental or other permitting

Forward-looking statements should not be construed as guarantees of future performance. The forward-looking statements contained herein are based on our management’s current expectations, estimates, assumptions, opinion and analysis in light of its experience that, while considered reasonable at the time, may turn out to be incorrect or involve known and unknown risks, uncertainties and other factors inherently subject to a number of business and economic risks and uncertainties and contingencies that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following:

•	failure to establish estimated resources and reserves;

•	the grade and recovery of ore which is mined varying from estimates;

•	capital and operating costs varying significantly from estimates;

•	delays in obtaining or failures to obtain required governmental, environmental or other project approvals;

•	changes in national and local government legislation, taxation or regulations, political or economic developments;

•	the ability to obtain financing on favourable terms or at all;

•	inflation;

•	changes in currency exchange rates;

•	fluctuations in commodity prices;

•	delays in the development of projects; and

•	other risks that we set forth in our filings with applicable securities regulatory authorities from time to time and available at www.sedar.com or www.sec.gov/edgar.

Due to the inherent risks associated with our business, readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  We disclaim any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.